Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

June 11, 2013

SoftBank Corp.

Strategic Acquisition of Sprint by SoftBank

(Amendment to Previously Disclosed Items)

SoftBank Corp. (“SoftBank,” TSE:9984) and Sprint Nextel Corporation (“Sprint,” NYSE:S) today announced that they have amended the merger agreement (the “Merger Agreement”) between the two companies previously announced on October 15, 2012.

Under the amended Merger Agreement, the total consideration to be paid by SoftBank in the transaction will be increased by USD 1.5 billion from approximately USD 20.1 billion to approximately USD 21.6 billion (approximately JPY 1.8 trillion*), consisting of approximately USD 16.6 billion (approximately USD 12.1 billion before amendment) to be paid to Sprint shareholders and USD 5.0 billion (USD 8.0 billion before amendment) of new capital to be used, amongst other purposes, to strengthen Sprint’s balance sheet. As a result of the transaction, SoftBank will own approximately 78% (approximately 70% before amendment) of the fully-diluted (as used herein, not giving effect to out-of-the-money options) shares of New Sprint, which will own 100% of the shares of Sprint.

SoftBank and Sprint anticipate closing the transaction in early July. Moreover, Sprint’s Special Committee and Board of Directors have unanimously approved the amended Merger Agreement and have recommended that Sprint shareholders vote FOR the transaction at the Special Meeting of Stockholders.

[Note]

*	Approximately USD 20.1 billion converted at USD = JPY 82.2 (fixed by foreign exchange forward contract); the increased consideration of USD 1.5 billion converted at USD = JPY 98.

I. Reasons for Amendment

The amendment to the Merger Agreement was made, following consultation between SoftBank and Sprint, in response to the merger proposal submitted by DISH Network Corporation (“DISH”) to Sprint on April 15, 2013. Sprint announced today that its Special Committee and Board of Directors have determined that the proposal submitted by DISH is not reasonably likely to lead to a “superior offer” as defined in the Merger Agreement.

II. Amendment

[Note]

The underlined portions indicate the amended terms.

2. Acquisition Method and Procedure

(2) Merger

(Before amendment)

(omitted)

•

Following receipt of Sprint shareholder and regulatory approvals and the satisfaction or waiver of the other closing conditions to the transaction, SoftBank will capitalize, through HoldCo, New Sprint with an additional approximately USD 17.0 billion. Approximately USD 12.1 billion will be distributed to Sprint shareholders as merger consideration. Merger Sub will merge with and into Sprint as a result of which:

•	Sprint will become a wholly-owned subsidiary of New Sprint;

•	In aggregate, Sprint shareholders will receive, in exchange for their Sprint shares approximately 30% of the fully-diluted equity of New Sprint and approximately USD 12.1 billion cash;

•

Individual Sprint shareholders will have the right to elect to receive, for each share of Sprint that they own, either (i) USD 7.30 in cash or (ii) one share of New Sprint stock, subject to proration if shareholders in the aggregate elect more than the total amount of cash or stock consideration, as applicable (which would result in the receipt of a mix of cash and stock);

•	Holders of Sprint stock options will receive stock options in the New Sprint;

•

The Bond will be converted into shares of Sprint, with the value of such shares reflected (together with SoftBank’s additional investment) in the approximately 70% of the fully-diluted equity of New Sprint which HoldCo will hold after consummation of the merger;

(omitted)

•	Other key terms include:

•	SoftBank must pay Sprint a termination fee of USD 600 million if the merger does not close because SoftBank does not obtain financing;

•	Sprint must pay SoftBank a termination fee of USD 600 million if the merger does not close because Sprint accepts a superior offer by a third party; and

•	Sprint must pay up to USD 75 million of SoftBank’s expenses if Sprint’s shareholders do not approve the transaction at their shareholder meeting.

(After amendment)

(omitted)

•

Following receipt of Sprint shareholder and regulatory approvals and the satisfaction or waiver of the other closing conditions to the transaction, SoftBank will capitalize, through HoldCo, New Sprint with an additional approximately USD 18.5 billion. Approximately USD 16.6 billion will be distributed to Sprint shareholders as merger consideration. Merger Sub will merge with and into Sprint as a result of which:

•	Sprint will become a wholly-owned subsidiary of New Sprint;

•	In aggregate, Sprint shareholders will receive, in exchange for their Sprint shares approximately 22% of the fully-diluted equity of New Sprint and approximately USD 16.6 billion cash;

•

Individual Sprint shareholders will have the right to elect to receive, for each share of Sprint that they own, either (i) USD 7.65 in cash or (ii) one share of New Sprint stock, subject to proration if shareholders in the aggregate elect more than the total amount of cash or stock consideration, as applicable (which would result in the receipt of a mix of cash and stock);

•	Holders of Sprint stock options will receive stock options in the New Sprint;

•

The Bond will be converted into shares of Sprint, with the value of such shares reflected (together with SoftBank’s additional investment) in the approximately 78% of the fully-diluted equity of New Sprint which HoldCo will hold after consummation of the merger;

(omitted)

•

Until the earlier of (i) adoption of the amended Merger Agreement by Sprint shareholders and (ii) June 25, 2013, Sprint has the right to terminate the transaction by accepting a superior offer by a third party after giving Softbank the opportunity to exercise its matching rights.

•	Other key terms include:

•	SoftBank must pay Sprint a termination fee of USD 600 million if the merger does not close because SoftBank does not obtain financing;

•	Sprint must pay SoftBank a termination fee of USD 800 million if the merger does not close because Sprint accepts a superior offer by a third party, etc.;

•	Sprint must pay up to USD 200 million of SoftBank’s expenses if Sprint’s shareholders do not approve the transaction at their shareholder meeting; and

•	Sprint is required to adopt a shareholder rights plan.

(3) Post-transaction (fully-diluted basis)

(Before amendment)

(omitted)

•	Post-transaction:

•	SoftBank will own, through HoldCo, approximately 70% of New Sprint shares and Sprint shareholders will own approximately 30% of New Sprint shares in aggregate on a fully-diluted basis;

•

New Sprint will retain USD 4.9 billion of the approximately USD 17.0 billion of the contribution by SoftBank, which, in combination with the USD 3.1 billion purchase price for the Bond, represents a USD 8.0 billion dollar contribution to the New Sprint balance sheet.

(omitted)

(After amendment)

(omitted)

•	Post-transaction:

•	SoftBank will own, through HoldCo, approximately 78% of New Sprint shares and Sprint shareholders will own approximately 22% of New Sprint shares in aggregate on a fully-diluted basis;

•

New Sprint will retain USD 1.9 billion of the approximately USD 18.5 billion of the contribution by SoftBank, which, in combination with the USD 3.1 billion purchase price for the Bond, represents a USD 5.0 billion contribution to the New Sprint balance sheet.

(omitted)

8. Number of Shares to be Acquired, Acquisition Price and State of Share Ownership Before and After Acquisition

(Before amendment)

(1) Number of shares held before transfer	0 shares (number of voting rights: 0) (voting rights holding ratio: 0.0%)

(2) Number of shares to be acquired	3,241,403,146 shares*

(3) Acquisition price	Total amount invested: approx. USD 20.1 billion Advisory fees, etc.: TBD

(4) Number of shares held after transfer	3,241,403,146 shares* (number of voting rights: 3,241,403,146 ) (voting rights holding ratio: 70%)

SoftBank will announce the amount of advisory fees etc. (approximate) once the estimate becomes clear.

[Note]

*	Based on Sprint’s fully-diluted shares (as of the date hereof, calculated not giving effect to out-of-the-money options) and giving effect to full exercise of the Warrant.

(After amendment)

(1) Number of shares held before transfer	0 shares (number of voting rights: 0) (voting rights holding ratio: 0.0%)

(2) Number of shares to be acquired	3,124,219,513 shares*

(3) Acquisition price	Total amount invested: approx. USD 21.6 billion Advisory fees, etc.: TBD

(4) Number of shares held after transfer	3,124,219,513 shares* (number of voting rights: 3,124,219,513) (voting rights holding ratio: approx.78%)

SoftBank will announce the amount of advisory fees etc. (approximate) once the estimate becomes clear.

[Note]

*	Based on Sprint’s fully-diluted shares (as of June 7, 2013, calculated not giving effect to out-of-the-money options) and giving effect to full exercise of the Warrant.

III. Key Dates

Resolution of the Board of Directors for the amended Merger Agreement (SoftBank)	June 6, 2013

Resolution of the Board of Directors for the amended Merger Agreement (Sprint)	June 10, 2013

Shareholders resolution for the transaction (Sprint)	June 25, 2013 (expected)

Closing of the transaction	Early July 2013 (expected)

IV. Financing

The transaction, including the increased consideration based on the amended Merger Agreement, is fully funded by cash at hand (including proceeds from the issuance of bonds) and a bridge loan agreement concluded on December 18, 2012 with Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch.

V. Future Outlook

SoftBank will announce the impact of the transaction and the amended Merger Agreement on the financial results, etc. once it is verified.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.